Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2021

BEIJING, China, March 31, 2021 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2020.

Financial Highlights for the Six Months Ended September 30, 2020

	For the Six Months Ended September 30,
($’000, except per share data)	2020	2019	% Change
Revenue	$4,302	$2,500	72.1%
Gross profit	$2,430	$986	146.5%
Gross margin	56.5%	39.4%	17.1	pp
Income (loss) from operations	$687	$(1,038)	-166.2%
Operating profit (loss) margin	16.0%	-41.5%	57.5	pp
Net income (loss)	$511	$(1,183)	-143.2%
Basic and diluted earnings (loss) per share	$0.09	$(0.29)	-131.0%

* pp: percentage points

●	Revenue increased by 72.1% year-over-year to $4.30 million for the six months ended September 30, 2020 from $2.50 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increased revenue from online education services due to the impact of the COVID-19.

●	Gross profit increased by 146.5% to $2.43 million for the six months ended September 30, 2020 from $0.99 million for the same period of the prior fiscal year. Gross margins were 56.5% and 39.4% for the six months ended September 30, 2020 and 2019, respectively. The increased gross profit was mainly due to (i) the sharply increased revenue from online education service due to the impact of the COVID-19, which had a higher gross margin; (ii) the decreased salary expense for IT service personnel since the Company shifted focus to online education service.

●	Income from operations was $0.69 million for the six months ended September 30, 2020, compared to loss from operations of $1.04 million for the same period of the prior fiscal year. Operating profit margin was 16.0% for the six months ended September 30, 2020, compared to operating loss margin of 41.5% for the same period of the prior fiscal year.

●	Net income was $0.51 million or, income per share of $0.09 for the six months ended September 30, 2020, compared to net loss of $1.18 million, or loss per share of $0.29, for the same period of the prior fiscal year.

Unaudited Financial Results for the Six months Ended September 30, 2020

Revenue

For the six months ended September 30, 2020, revenue increased by $1.80 million, or 72.1%, to $4.30 million from $2.50 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increase of revenue from online education services.

For the six months ended September 30, 2020, revenue from online education services increased by $1.74 million, or 71.0%, to $4.19 million from $2.45 million for the same period of the prior fiscal year. The increase was primarily due to increase in B2B2C revenues. The increase in B2B2C revenues was due to the increased revenue from online continuing education and examination service. Due to the impact of the COVID-19, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government’s regulations. The online courses we provided during the six months ended September 30, 2020 thus increased sharply. As a consequence, revenue from online education services increased, compared to the same period of the prior fiscal year. The number of courses provided increased by 41,231 from 244,422 courses for the six months ended September 30, 2019 to 285,653 courses for the six months ended September 30, 2020.

Cost of revenue

Cost of revenue increased by $0.36 million, or 24.2%, to $1.85 million for the six months ended September 30, 2020 from $1.49 million for the same period of the prior fiscal year. The increase in overall cost of revenue was mainly due to increased cost of revenue for online education services. Because revenue from the online education services increased, the cooperation fee paid to collaborators increased. The increase was partially offset by payroll expense due to the decrease of the total number of employees during the six months ended September 30, 2020.

Cost of revenue for online education services increased by $0.34 million, or 22.8%, to $1.83 million for the six months ended September 30, 2020 from $1.49 million for the same period of the prior fiscal year. The increase in cost of revenue for online education services was primarily due to increased collaboration fees resulting from business expansion in Hunan Province. As the total numbers of adult education course increased, the collaboration fees paid to collaborator increased accordingly.

Gross profit

Gross profit increased by $1.44 million, or 146.5%, to $2.43 million for the six months ended September 30, 2020 from $0.99 million for the same period of the prior fiscal year. As a result, gross margin increased by 17.1 points to 56.5% for the six months ended September 30, 2020 from 39.4% for the same period of the prior fiscal year.

Gross profit for online education services increased by $1.40 million or 148.9% to $2.34 million for the six months ended September 30, 2020 from $0.94 million for the same period of the prior fiscal year. As the online courses we provided during the six months ended September 30, 2020 increased sharply, the revenue from online education services increased compared to the same period of the prior fiscal year. As the operation of our platform remained stable, the cost of online education services, such as collaboration fees paid to universities, depreciation and amortization expenses, didn’t increase exactly in line with increase in revenue. As a result, gross margin for online education services increased to 56.0% for the six months ended September 30, 2020 from 38.4% for the same period of the prior fiscal year.

Operating expenses

Selling expenses increased by $0.05 million, or 6.6%, to $0.81 million for the six months ended September 30, 2020 from $0.76 million for the same period of the prior fiscal year. The increase was mainly due to the increased effort the company put in marketing in current period.

General and administrative expenses decreased by $0.33 million, or 26.2%, to $0.93 million for the six months ended September 30, 2020 from $1.26 million for the same period of the prior fiscal year. The decrease was primarily because the government claimed the company exempt from social insurance during the six months ended September 30, 2020 due to the impact of COVID-19.

Total operating expenses decreased by $0.28 million, or 13.9%, to $1.74 million for the six months ended September 30, 2020 from $2.02 million for the same period of the prior fiscal year.

Income (loss) from operations

Income from operations was $0.69 million for the six months ended September 30, 2020, compared to loss from operations of $1.04 million for the same period of the prior fiscal year. We realized profit mainly due to the increase of revenue during the six months ended September 30, 2020. For details reasons, please see above.

Other income (expenses)

Total other income, including interest income, loss from investments in unconsolidated entity, net of other expenses, were $0.04 million and $0.04 million for the six months ended September 30, 2020 and the same period of the prior fiscal year, respectively.

Income (loss) before income taxes

Income before income taxes was $0.72 million for the six months ended September 30, 2020, compared to loss before income taxes of $1.00 million for the same period of the prior fiscal year.

Net income (loss) and earnings (loss) per share

Net income was $0.51 million for the six months ended September 30, 2020, compared to net loss of $1.18 million for the same period of the prior fiscal year. Net profit margin was 11.9% for the six months ended September 30, 2020, compared to net loss margin of 47.3% for the same period of the prior fiscal year.

After deducting non-controlling interests, net profit attributable to the Company was $0.37 million, or profit of $0.09 basic and diluted share, for the six months ended September 30, 2020. This compared to net loss of $1.23 million, or loss of $0.29 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 4,381,033 for the six months ended September 30, 2020, compared to 4,199,336 for the same period of last fiscal year.

Financial Condition

As of September 30, 2020, the Company had cash of $9.27 million, compared to $6.83 million as of March 31, 2020. Total working capital was $8.64 million as of September 30, 2020, compared to $7.34 million as of September 30, 2019.

Net cash provided by operating activities was $1.59 million for the six months ended September 30, 2020, compared to net cash provided by operating activities of $1.13 million for the same period last year. Net cash provided by investing activities was $0.68 million for the six months ended September 30, 2020, compared to net cash used in investing activities $0.06 million for the same period last year. Net cash used in financing activities was $0.09 million for the six months ended September 30, 2020, compared to net cash provided by financing activities $4.89 million for the same period of last year.

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2020	2020
ASSETS
CURRENT ASSETS:
Cash	$9,266,310	$6,833,891
Accounts receivable, net	1,149,926	542,913
Other receivables, net	74,601	143,920
Loan to third parties, current	666,669	42,316
Loan to related parties	1,832,051	2,537,532
Other current assets	199,543	150,213
TOTAL CURRENT ASSETS	13,189,100	10,250,785

Loan to third parties, noncurrent	-	579,335
Right-of-use assets	494,963	603,553
Rent deposit	76,123	73,049
Property and equipment, net	743,552	775,465
Investments in unconsolidated entities	11,439	10,977
Deferred tax assets, net	338,191	272,115
TOTAL ASSETS	$14,853,368	$12,565,279

CURRENT LIABILITIES:
Due to related parties	$297,855	$286,353
Deferred revenue	2,399,981	1,524,918
Operating lease liabilities, current	265,610	254,332
Taxes payable	580,341	314,052
Other payables	200,716	189,201
Accrued expenses and other liabilities	808,483	335,699
TOTAL CURRENT LIABILITIES	4,552,986	2,904,555

Operating lease liabilities, noncurrent	242,695	361,595
TOTAL LIABILITIES	4,795,681	3,266,150

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,381,033 and 4,381,033 shares issued and outstanding as of September 30, 2020 and March 31, 2020 respectively	43,810	43,810
Additional paid-in capital	4,799,384	4,799,384
Statutory reserve	231,424	231,424
Retained earnings	5,098,639	4,723,999
Accumulated other comprehensive loss	(505,639)	(734,028)
Total shareholders’ equity	9,667,618	9,064,589
Non-controlling interest	390,069	234,540
TOTAL EQUITY	10,057,687	9,299,129
TOTAL LIABILITIES AND EQUITY	$14,853,368	$12,565,279

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2020	2019

REVENUE	$4,302,082	$2,500,195

COST OF REVENUE AND RELATED TAX
Cost of revenue	1,853,601	1,491,384
Business and sales related tax	18,634	22,509

GROSS PROFIT	2,429,847	986,302

OPERATING EXPENSES
Selling expenses	812,877	764,179
General and administrative expenses	929,998	1,259,784
Total operating expenses	1,742,875	2,023,963

INCOME (LOSS) FROM OPERATIONS	686,972	(1,037,661)

OTHER INCOME (EXPENSE)
Interest income	82,864	46,447
Other expenses	(46,389)	(5,726)
Total other income, net	36,475	40,721

INCOME (LOSS) BEFORE INCOME TAX PROVISION	723,447	(996,940)

PROVISION FOR INCOME TAXES	212,024	186,434

NET INCOME (LOSS)	511,423	(1,183,374)

Less: net income attributable to non-controlling interest	136,783	41,653

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$374,640	$(1,225,027)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	511,423	(1,183,374)
Other comprehensive loss: foreign currency translation loss	247,135	(388,073)
Total comprehensive loss	758,558	(1,571,447)
Less: Comprehensive income (loss) attributable to non-controlling interest	18,746	(26,088)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$739,812	$(1,545,359)

Earnings (loss) per common share - basic and diluted	$0.09	$(0.29)
Weighted average shares - basic and diluted	4,381,033	4,199,336

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

Net income (loss)	-	-	-	-	374,640	-	374,640	136,783	511,423
Foreign currency translation adjustment	-	-	-	-	-	228,389	228,389	18,746	247,135

Balance at September 30, 2020	4,381,033	$43,810	$4,799,384	$231,424	$5,098,639	$(505,639)	$9,667,618	$390,069	$10,057,687

Balance at March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

Common stock issued net of stock issuance costs of $1,266,326	1,181,033	11,810	4,627,029	-	-	-	4,638,839	-	4,638,839
Net income (loss)	-	-	-	-	(1,225,027)	-	(1,225,027)	41,653	(1,183,374)
Foreign currency translation adjustment	-	-	-		-	(361,985)	(361,985)	(26,088)	(388,073)
Balance at September 30, 2019	4,381,033	$43,810	$4,844,424	$222,180	$5,196,917	$(769,154)	$9,538,177	$226,918	$9,765,095

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended, September 30
	2020	2019
Cash flows from operating activities:
Net Income (loss)	$511,423	$(1,183,374)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	70,124	113,767
Non-cash lease expense	130,173	78,861
Loss from disposal of property and equipment	-	88
Provision for doubtful accounts	241,551	59,242
Provision for investments in unconsolidated entities	23,329	-
Interest income from loan to third parties	(72,600)	(15,610)
Deferred tax benefit	(53,069)	91,148
Changes in operating assets and liabilities:
Accounts receivable, net	(645,705)	929,249
Other receivable, net	150,959	(155,658)
Other current assets	(44,446)	67,131
Rent deposit	(77,731)	(74,856)
Deferred revenue	787,789	1,157,842
Taxes payable	245,863	108,238
Other payable	4,074	-
Operating lease liabilities	(129,738)	(56,131)
Accrued expenses and other liabilities	445,590	13,928
Net cash provided by operating activities	1,587,586	1,133,865

Cash flows from investing activities:
Purchase of property and equipment	(7,417)	(63,111)
Proceeds made for loans to related party	(1,650,000)	-
Proceeds from loans to related party	2,355,481	-
Payments made for loans to third parties	(18,321)	-
Net cash provided by (used in) investing activities	679,743	(63,111)

Cash flows from financing activities:
Changes in due to related parties	(88,510)	26,040
Net proceeds from initial public offering (“IPO”)	-	4,866,512
Net cash provided by (used in) financing activities	(88,510)	4,892,552

Effect of exchange rate fluctuation on cash	253,600	(293,494)

Net increase in cash	2,432,419	5,669,812
Cash at beginning of the period	6,833,891	3,927,718
Cash at end of the period	$9,266,310	$9,597,530

Supplemental cash flow information
Cash paid for income taxes	$29,066	$11,228

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$816,057	$823,554
Deferred offering cost netted with proceeds from IPO	$-	$227,673